Puhui Wealth Investment Management Co., Ltd.

 Suite 1002,W3 Office Building, Oriental Commerce Tower

No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

June 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Puhui Wealth Investment Management Co., Ltd.
Registration Statement on Form F-1 Filed May 21, 2018 File No. 333-225060

Dear Mr. Clampitt:

On behalf of Puhui Wealth Investment Management Co., Ltd., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 1, 2018, regarding the Registration Statement on Form F-1 filed with the Commission on May 21, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Prospectus

Cover Page, page 1

1.	We note the range between your high and low offering prices is $3. Please revise to provide a range that is no greater than $2 presuming the offering will not exceed $10 per share, or 20% if the price is over $10.

In response to the Staff’s comment, we have revised the price range to be between $5.60 and $7.60 per share throughout the Registration Statement.

Prospectus Summary

History and Corporate Structure, page 6

2.	Please revise the first paragraph to disclose the consideration paid for the series of agreements as well as the current estimated purchase price for the share purchases contemplated by the Equity Option Agreements.

In response to the Staff’s comment, we have revised pages 6, 11 and 73 of the Registration Statement to include the requested disclosure.

Variable Interest Entity Arrangements, page 10

3.	Please file the Share Disposal Agreements or a form of the agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K for guidance.

We respectfully submit to the Staff that Share Disposal Agreement was intended to be a translation of the Chinese name for the Equity Option Agreement. In response to the Staff’s comment, we have revised page 11 of the Registration Statement to keep the terms consistent.

Risk Factors

Failure to manage our liquidity and cash flows may materially…, page 15

4.	The negative cash flow from operating activities ($869,663) does not reconcile with the amount reported in the Consolidated Statement of Cash Flows on page F-6 ($93,371). Please revise your disclosure accordingly.

In response to the Staff’s comment, we have revised page 15 of the Registration Statement to include the requested disclosure.

Dilution, page 46

5.	Please revise to disclose the information required by Item 9.E.1. of Form 20-F.

In response to the Staff’s comment, we have revised page 47 of the Registration Statement to include the requested disclosure.

Part II— Information not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules

Exhibit 5.1—Form of Opinion of Ogier as to the legality of the shares

6.	Please revise the legal opinion to cover the 138,000 ordinary shares being registered underlying the underwriter warrants and, if the warrants will be governed by the laws of the Cayman Islands, the legality of the warrants. In addition, the legal opinion must be dated. Refer to SLB 19(II)(B)(1)(f) for guidance.

Ogier, our Cayman Islands counsel, will revise the legal opinion to cover the 138,000 ordinary shares underlying the underwriter warrants. We respectfully submit that the warrants will be governed by the laws of New York. The legality of the warrants will be opined on by our U.S. counsel in its legal opinion.

Exhibit 5.3—Form of Opinion of Ellenoff as to the legality of the shares

7.	Please revise to file a dated opinion. Refer to SLB 19 for guidance.

In response to the Staff’s comment, we will file a dated legal opinion.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely, /s/ Zhe Ji Zhe Ji

cc: Ellenoff Grossman & Schole LLP